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                                 AMENDMENT TO
                         AGREEMENT AND PLAN OF MERGER

          This AMENDMENT TO AGREEMENT AND PLAN OF MERGER (the "Amendment") is made and entered into this _____day of _______, 2000 by and among Alternate Access Inc., a Delaware close corporation ("Company"), SkyLynx Communications, Inc., a Delaware corporation ("SkyLynx"), SkyLynx Communications of Pacific Northwest, Inc., a Delaware corporation and a wholly-owned subsidiary of SkyLynx ("Northwest"), Joseph Portman III ("Joe Portman") and Sammie L. Portman, who are the only shareholders of the Company (the "Shareholders"). The Company and Northwest are sometimes herein collectively referred to as the "Constituent Corporations".

          WHEREAS, the parties hereto entered into an Agreement and Plan of Merger dated December 10, 1999 (the "Agreement").

          WHEREAS, the parties wish to amend the Agreement as provided herein.

          NOW THEREFORE, in consideration of the premises and promises herein contained, the parties agree as set forth below.

     1. The first paragraph of Section 2.1(a) of the Agreement is amended to readas follows:

          (a) all of the shares of the Company's capital stock issued and outstanding at the Effective Time (the "the Company Stock") shall be converted into, in the aggregate:

                (i)  $1,950,000 in cash (the "Cash Portion"); and

               (ii) that number of shares (the "Conversion Shares") of common stock, par value $0.001 per share, of SkyLynx (the "SkyLynx Stock") determined by dividing:

                     (A)  $2,181,623.73 (the "Stock Portion"), by

                     (B) the amount equal to the average of the closing prices of SkyLynx Stock during the ten trading days immediately preceding the Closing Date (the average price set forth in this Section 2.1(a)(i)(B) is referred to herein as the "Conversion Price").

     2. The last paragraph of Section 2.1(a) of the Agreement is amended to read as follows:

     Notwithstanding anything herein to the contrary, SkyLynx shall set aside and hold (i) from the Conversion Shares which are otherwise to be issued to Joe Portman pursuant to Section 2.1(a)(ii), certificates representing that number of Conversion Shares equal in value to $450,000 based on the Conversion Price (the " General Held Back Shares"), and (ii) certificates evidencing that number of Conversion Shares equal in value to $200,000 based on the Conversion Price (the "Payable Held Back Shares") (the General Held Back Shares and the Payable Held Back Shares are referred to collectively as the "Held Back Shares"). The Held Back Shares shall be held pursuant to Article 10 hereof.

     The number of shares of SkyLynx Stock to be held back shall be calculated in whole numbers with any rounding off to take place so as to cause the fewest number of shares to be held back, which may result in the total number of shares to be held back being slightly less than the precise number described above.

     3.   Section 2.2(g) of the Agreement is amended to read as follows:

         (g) The Purchase Price shall be reduced by the amount, if any, by which the accounts payable of the Company as of the Closing Date exceed $51,430. Such a reduction in the Purchase Price shall be effected by decreasing the Cash Portion by 50% of the total reduction and by decreasing the Stock
Portion by 50% of the total reduction.   On the Closing Date Joe Portman shall
deliver to Northwest and SkyLynx a schedule listing all accounts payable as of the day before Closing, and a Purchase Price reduction, to the extent required by the prior sentence, shall take place at the Closing based upon such schedule. If it is subsequently determined that all accounts payable as of the Closing Date were not reflected on the schedule delivered by Joe Portman, the Purchase Price shall be further reduced at such time. Any such post-closing reduction in the Stock Portion shall be implemented, in the discretion of SkyLynx, by SkyLynx either retaining ownership of an appropriate number of the Held Back Shares based upon a per share value equal to the Conversion Price, or by the Shareholders promptly paying to SkyLynx the amount of any such post-closing reduction in the Cash Portion. For purposes of this Section 2.2(g), only amounts reflected in invoices actually received by SkyLynx on or before the Closing Date shall be considered part of the accounts payable. The accounts payable shall also not include Prior Telecommunications Services as defined in
Section 10.1(b).

     4. Schedule 2.1 of the Agreement is amended to read as Schedule 2.1 attached hereto.

     5.   A new Section 2.2(h) is added to the Agreement reading as follows:

          (h) If (i) the average monthly revenues of the Surviving Corporation during the 90 day period immediately following the Effective Time are less than $162,000 per month, and (ii) during such 90 day period the Surviving Corporation has not increased the prices for its services, reduced its historical level of staffing, or substantially changed practices of the business previously in place relating to customer service and satisfaction, the Purchase Price shall be adjusted as provided below. The Purchase Price shall be reduced by $500 multiplied by the cumulative amount, if any, by which the number of subscriber disconnects during any of the successive 30 day periods immediately following the Effective Time exceeds 250, but such price reduction pursuant to this Section 2.2(h) shall not exceed $50,000. A reduction in the Purchase Price pursuant to this Section 2.2(h) shall be effected by retaining an appropriate number of the Held Back Shares based upon a per share value equal to the Conversion Price.

     6. Section 4.16 of the Agreement is amended by adding the following sentence to the end of such section:

     As of the letter dated February 1, 2000 from MCIWorldcom, MCIWorldcom has billed the Company for approximately $566,376.27, which has not yet been paid. Of this amount, the Company agrees with MCIWorldcom that $368,376.27 is due and owing (the "Undisputed Amount") and the Company has contested its obligation to pay the remainder of the amount (the "Disputed Amount").

     7. A new Section 7.23 is added to the Agreement which shall read as follows:

          7.23  Payments to MCIWorldcom.

                (a) Promptly following the Effective Time, SkyLynx shall cause the Surviving Corporation to pay $100,000 to MCIWorldcom to be applied against the Undisputed Amount that is owed to MCIWorldcom. Thereafter, SkyLynx shall cause the Surviving Corporation to pay the balance of the Undisputed Amount to MCIWorldcom in monthly installments of $10,000 each.

               (b) The Shareholders shall be solely responsible for any and all payments, expenses, obligations, and liabilities of the Company to MCIWorldcom, including interest, penalties, collection costs, and legal fees and other costs relating to disputes over the amount owned, arising as a result of services rendered (or alleged by MCIWorldcom to have been rendered) by MCIWorldcom prior to the Effective Time, excluding the Undisputed Amount.
The Shareholders shall diligently seek to resolve the dispute with MCIWorldcom.

     8.   Section 10.1(b) of the Agreement is amended to read as follows:

          (b) Joe Portman agrees to indemnify and hold SkyLynx and Northwest harmless from and against the aggregate of all expenses, losses, costs, deficiencies, liabilities and damages (including, without limitation, related counsel and paralegal fees and expenses) incurred or suffered by SkyLynx or Northwest arising out of or resulting from claims by US West Communications or MCIWorldcom or any other provider of telecommunications services to the Company relating to services alleged to have been provided to the Company prior to the Effective Time, other than the Undisputed Amount owed to MCIWorldcom (the "Prior Telecommunications Services"). In order to give the Shareholders the opportunity to resolve claims for Prior Telecommunications Services, SkyLynx and Northwest agree that they will not pay any bills for Prior Telecommunications Services unless and until the earlier of 180 days after the Closing Date. After any such event has occurred, SkyLynx and Northwest may pay any bills or claims submitted by a vendor and shall be entitled to indemnification with respect to such payment.

     9.   Section 10.5 of the Agreement is amended to read as follows:

          10.5. Delivery of Held Back Shares. Except as provided below, SkyLynx agrees to deliver to the Shareholders no later than six months after the Effective Time any Held Back Shares then held by it (or proceeds from the Held Back Shares) unless there then remains unresolved any claim for Indemnifiable Damages or other damages hereunder as to which notice has been given, in which event Held Back Shares, to the extent held by SkyLynx, in an amount equal to the amount of such claim plus reasonably anticipated court costs and attorneys' fees and expenses and other expressed costs related thereto shall be kept on deposit with SkyLynx until such claim shall have been satisfied and, thereafter, the balance of such Held Back Shares shall be promptly returned to the Shareholders. Notwithstanding the foregoing, in the event that all claims of MCIWorldcom with respect to services provided, or alleged to have been provided, prior to the Effective Time have not been finally settled or otherwise resolved within six months after the Effective Time, other than claims relating to the Undisputed Amount, SkyLynx may, but is not required to, retain the Payable Held Back Shares until such claims have been finally settled or otherwise resolved; provided, however, SkyLynx and Northwest have the absolute right at any time after six months from the Effective Date to set off against the Payable Held Back Shares any amounts to which it is entitled pursuant to Section 10.1(b) of this Agreement.

10.  Section 10.6 of the Agreement is amended to read as follows:

10.6.     No Bar; Waiver.

     (a) Except as provided in Section 2.2(g), claims for Indemnifiable Damages shall be set off first against the Held Back Shares. If the Held Back Shares are insufficient to set off any claim for Indemnifiable Damages made hereunder (or have been delivered to the Shareholders prior to the making or resolution of such claim), then SkyLynx may take any action or exercise any remedy available to it by appropriate legal proceedings to collect the Indemnifiable Damages. The Shareholder hereby waives any rights to contribution or any similar rights he may have against the Company as a result of their agreement to indemnify SkyLynx under this Article 10 or otherwise.

11.  The following is added to Section 12.1:

"Disputed Amount" shall have the meaning ascribed to it in Section 4.16.

"Undisputed Amount" shall have the meaning ascribed to it in Section 4.16.

12. Except as expressly provided herein, the Agreement shall remain in full force and effect as originally executed.

13. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(signatures on next page)

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          IN WITNESS WHEREOF, each of the parties has caused this Amendment to be executed on its behalf by a duly authorized officer all as of the date first written above.


                    SKYLYNX COMMUNICATIONS OF
                       PACIFIC NORTHWEST, INC.



                    By:___________________________________

                       President and Chief Executive Officer


                    SKYLYNX COMMUNICATIONS, INC.



                    By:___________________________________

                          Chief Executive Officer



                    ALTERNATE ACCESS INC.



                    By:___________________________________

                           Name:
                           Title: President



                           ___________________________________
                           Joseph Portman III


                           ___________________________________
                          Sammie L. Portman

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Schedule 2.1

Distribution of Cash and Conversion Shares



Shareholder         Shares and Percentage    Cash Conversion Shares Value*
General Held Back Shares Value     Payable Held Back Shares Value
Joseph L. Portman III         1474
98.33%              $1,917,435     $2,145,190.61  $450,000  $200,000
Sammie L. Portman   25
1.67%               $32,565   $36,433.12     $0   $0
Total               1499
100%                $1,950,000     $2,181,623.73  $450,000  $200,000
*Subject to adjustment in accordance with Section 2.2.